Citizens Communications Company
                                3 High Ridge Park
                           Stamford, Connecticut 06905
                                 (203) 614-5675

                                  May 12, 2008

BY EDGAR - CORRESPONDENCE
-------------------------

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:      Citizens Communications Company
         Form 10-K for the year ended December 31, 2007
         Filed February 28, 2008
         File No. 1-11001
         Notice of Extension to Respond to Commission Comments
         -----------------------------------------------------

Ladies and Gentlemen:

     Reference is made to the letter, dated May 8, 2008, from the Staff of the Securities and Exchange Commission setting forth the Staff's comments on the Annual Report on Form 10-K for the year ended December 31, 2007 of Citizens Communications Company (the "Company"). The Company's response requires coordination among its finance group, its auditors and its financial advisor in connection with the Commonwealth acquisition. In addition, the Company is in the process of preparing for its annual meeting of stockholders to be held on May 15, 2008. Accordingly, as per my conversations with Paul Fischer, Staff Attorney, and Joseph Kempf, Senior Staff Accountant, the Company intends to respond to the Staff's comments no later than June 6, 2008.

     Please let me know if this will be a problem. I can be reached at (203) 614-5675.

                                        Sincerely,

                                        /s/ David G. Schwartz
                                        --------------------------------------
                                        David G. Schwartz
                                        Vice President, Deputy General Counsel
                                        and Assistant Secretary